Exhibit 1

Buy-back programme

Transaction in own shares

WPP plc (“WPP” or the “Company”) announces that on 15 June 2017 it purchased for treasury 200,000 of its ordinary shares at an average price of 1674.7245 pence per ordinary share. Details of the relevant repurchase transactions are set out below:

Description of shares:	WPP plc ordinary shares of 10 pence each
Number of shares repurchased:	200,000
Date of transaction:	15 June 2017
Time of transaction:	08:15 – 16:30
Price (pence):	1674.7245
Trading venue:	London Stock Exchange
Broker:	Merrill Lynch International

Following the above purchase, WPP holds 59,004,826 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,273,266,546 (excluding shares to be held in treasury).

All transactions under this programme will be published on the Company’s website (www.wpp.com) on a daily basis.

Enquiries:

Marie Capes, Company Secretary	020 7408 2204